Exhibit 99.1

PainReform Announces Receipt of Nasdaq Notice Regarding Minimum Stockholders’ Equity Requirement

●	This notification has no immediate effect on the listing or trading of PainReform’s ordinary shares on the Nasdaq Capital Market

Tel Aviv, Israel., November 7, 2024, -- PainReform Ltd. (Nasdaq: PRFX) (“PainReform” or the “Company”), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced that it has received a notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that it no longer satisfied the minimum $2.5 million stockholders’ equity requirement for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Equity Rule”) or, alternatively, the requirement that the Company either maintain a market value of listed securities of at least $35 million or generate net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The notification from Nasdaq has no immediate effect on PainReform’s business or the listing or trading of PainReform’s ordinary shares which continue to trade on the Nasdaq Capital Market under the symbol “PRFX.”

PainReform has 45 days from the date of the notice, or until December 19, 2024, to submit to Nasdaq a plan to regain compliance with the Minimum Equity Rule or an alternative continued listing standard. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice, or until May 3, 2025, for the Company to regain compliance.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, the Company is using forward-looking statements when it discusses the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com